

INVEST IN **MOVEMENTX**

The easiest way to get specialized physical therapy so you can move your best and live your best

movement-x.com   Alexandria, VA

Highlights

1   Extraordinary Team

2   A Catalyzed Community

(3) Differentiated Business Model

(4) Track record of growth and impact

Featured Investor



Lisa McLaughlin

Invested $12,500 ⓘ

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"I'm enthusiastically investing because I believe in the direction that the executive team has envisioned for MovementX. They are some of my favorite people, and the business model they have built is smart and strategic. As a MovementX client myself, I have benefitted personally from the convenience of a physical therapist meeting me where I am — literally and figuratively — and from the expertise of a PT who took the time to get to know me personally and understand my movement goals. I love the PT profession and this company."

Our Team



Joshua D'Angelo Co-Founder & CEO

Josh is a Second time Founder with an impressive track record. He won APTA's Societal Impact & Mary McMillan Awards, George Washington's University's Young Alumni Award, and currently serves on Michigan's ZLI Alumni Council and APTA's Finance Committee.



Keaton Ray Co-Founder & COO

Keaton has led multiple national organizations since her days in graduate school.

She was elected twice to APTA's Student Board of Directors, led the development of PT Day of Service (reaching all 50 states & 92 countries), and served as Delegate of APTA.



Fred Gilbert Chief People Officer

Fred is a decorated leader and speaker in the industry. He served as President on APTA's Student Board of Directors, won the Mary McMillan Award, completed a residency program, and is a frequent guest speaker and author across the PT industry.



Scott McAfee Chief Marketing Officer

Scott's leadership started in school, as he Directed multiple volunteer organizations at UCLA, and went on to co-found the Healthcare Leadership Forum at USC. He served on APTA's Student Board of Directors for 2 years and now is an industry thought leader

Pitch



Why Become a Health Provider?

To use your heart, mind, & hands to **transform people's lives.**

MOVEMENT**X**

The Provider Problem

But We Hear Providers Say...

"I'm tired of being told how many patients I need to see and how much I need to bill"

"I spend more time with my computer than I do with my patients"

"I'm losing faith in the healthcare system"

"Insurance only approves a few sessions"

"Paying off my loans is challenging"

"I think I'm feeling burnt-out"

MOVEMENT**X**

The Patient Problem

But We Hear Patients Say...

"Costs are getting overwhelming"

"I wish my PT spent more time with me"

"I never know what insurance will cover"

"I'm losing faith in the healthcare system"

"I'll just wait & see if this pain goes away"

"It's tough to schedule appointments"

"I don't want medications or surgery"

MOVEMENT**X**

So if patients want better care...

and providers want to deliver better care...

We Believe **There Must be a Better Way**

MOVEMENT**X**



Helping people **move** their best so they can **live** their best.

Our Solution

MovementX is a healthcare services platform that connects people with movement health problems with **convenient**, **personalized**, & **quality** movement solutions.







How It Works:
1. Request a Session
2. We'll Come to You
3. Start Moving Better
MOVEMENTX

Our Differentiators
★ A new model of marketplace care
★ A network of movement specialists
★ Personalized, quality treatment
★ Leveraging technology to deliver 11-star health care experiences and administrative efficiency
MOVEMENTX

Our marketplace has fundamental advantages for patients, providers, & partners
★ Convenience & Choice
★ Autonomous practice
★ Lower health costs



★ Personal 1-on-1 care
★ Better, quicker results
★ Flexible Schedule
★ Inspiring Community
★ Onsite care
★ Healthier workforce

Our Leadership Team

Executive Team

Josh D'Angelo
CEO

Keaton Ray
CEO

Fred Gilbert
CPO

Scott McAfee
CMO

Advisory Board

Charles Fred

Heidi Jannenga

Larry Benz

Donn Dimond

Our Provider Team

51 Providers
14 States

Initial Markets
DC, Portland Orange County



🔵 In-Person & Virtual Care

MOVEMENTX

Virtual Care Only

Revenue Streams & Traction

Patient Treatments

$ 47.99
Average NET Revenue Per Treatment Session

>10,000 Patients
Current Registered Patients

1,694
Avg # of Treatment Sessions / Month over past 3 months

$4.12M
3-month run rate

Provider Membership

40%
Provider Transaction Fee

58 / 1,298
Current Providers / Total Applicants

Operating Costs

$42.30
Cost of Patient Acquisition

$2,678
Average Patient LTV

$4,221
Cost of Provider Acquisition

$ 102,043*
Average Provider LTV

**Only based on past 3 years and is significantly growing*

Revenue **Growth**



Revenue by Year
$4,000,000.00
$3,000,000.00
$2,000,000.00
$1,000,000.00
$0.00
Revenue
2017
2018
2019
2020
2021
2022
2023
Year

Capital **Strategy**

Investors as of Dec 31 2023

$0

Debt Financing

$800k EIDL

2024 Reg D Fundraise

$876K Raised

SAFE
$12M Valuation Cap
10% Discount

See our [Financial Narrative](#) for more info


MOVEMENT**X**

The **Competition**

Mobile PT Companies
In Network: Luna, Pete Health

→ Insurance-based
→ No concern for quality
→ No central marketplace
→ No focus on provider satisfaction

PT Software
JaneApp, PT Everywhere

→ Solely for scheduling or documentation
→ No centralized community

Mobile PT Companies
Out of Network: Bridge2PT, Concierge PT

→ No centralized community
→ Composed of mostly 'side gigers', which decreases margins

Brick & Mortar Clinics
ATI, Athletico, Therapeutic Associates

→ Locked in traditional, brick and mortar system
→ Insurance-based
→ Slower, higher cost to scale

Total Addressable Market: Health & Wellness *(Statista)*

$16.81 Trillion Revenue   12% Annual Growth



Serviceable Available Market: Physical Therapy *(Grandview)*

$45.9 Billion Revenue   4% Annual Growth   567,718 jobs

Serviceable Obtainable Market: Direct-Pay PT *(Grandview)*

$1.8 Billion Revenue   8% Projected Growth

MOVEMENTX



Now We Hear Providers Say...

"I can set my own rate & schedule?!"

"Documentation is pretty simple now"

"I love spending more time with patients"

"This is the kind of healthcare I've wanted"

"Insurance isn't my boss... I am my own"

"I can make a good income doing this"

"Burnt out? I'm feeling fired up!"

MOVEMENTX



Now We Hear Patients Say...

"I like knowing what things will cost"

"My doctor gives me all the time I need"

"I don't miss having to deal with insurance"

"This is the kind of healthcare I've wanted"

"Wow... the signup process is super easy"



"My care fits perfectly into my schedule"

"I'm telling everyone about this"



Movement-X.com
MovementXinc
MovementXinc